Exhibit 4.13

Memorandum of Understanding

and

Amendment No. 2

to the

General Agreement 2013

between

Fresenius Medical Care AG & Co. KGaA

Else-Kroener-Straẞe 1

D-61352 Bad Homburg

(„FME”)

and

Fresenius Netcare GmbH

Else-Kroener-Straẞe 1

D-61352 Bad Homburg

(„NETCARE")

- FME and NETCARE each a "Party" and together the "Parties" -

Amendment No. 2 to the General Agreement 2013	Page 1 of 5

This Memorandum of Understanding and Amendment No. 2 to the General Agreement 2013 ("Amendment No. 2") is made and entered into effective as of 25 May 2018 by and among Fresenius Medical Care AG & Co. KGaA, Else-Kroener-Straẞe 1, 61352 Bad Homburg v. d. H. ("FME") and Fresenius Netcare GmbH, Else-Kroener-Straẞe 1, 61352 Bad Homburg v. d. H. ("NETCARE" and together with FME, the "Parties" and each a "Party").

PREAMBLE

(A)	The Parties entered into a General Agreement effective as of 1 January 2013 ("General Agreement") to provide for a legal framework under which NETCARE provides IT services to FME and its Affiliates.
(B)

The Parties have identified certain issues which require an amendment of the General Agreement and raised corresponding change requests. They have worked on and negotiated amendments of the current General Agreement. Inter alia, these amendments are intended to change the provisions of the General Agreement in order to account for a change of statutory data protection law by the Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC (General Data Protection Regulation —"GDPR"). As the alignment activities and negotiations regarding other change request topics are expected not to be concluded until application of GDPR from 25 May 2018 on the Parties have agreed separate GDPR-related change requests from other change requests and to implement the GDPR induced changes separately.

Therefore the Parties agree as follows:

1.	AMENDMENT OF SECTION 10 GENERAL AGREEMENT

Section 10 of the General Agreement shall be amended and replaced in its entirety by the following provision:

“10.ORDER-DATA PROCESSING (AUFTRAGSVERARBEITUNG)

The Parties acknowledge that NETCARE (as the processor) will provide services to Customer (as the controller) on basis of order-data processing (Auftragsverarbeitung). The rules stipulated in Annex DPA – Data Processing Agreement apply to all activities in which the staff of NETCARE or a third party acting on behalf of NET-

Amendment No. 2 to the General Agreement 2013	Page 2 of 5

CARE may come into contact with Personal Data of Customer. Personal Data means any individual element of information concerning the personal or material circumstances of an identified or identifiable natural person (individual).”

2.	INSERTION OF ANNEX DPA - DATA PROCESSING AGREEMENT

The Parties agree to incorporate the new Annex DPA as attached as Schedule 1 to this Amendment No. 2 into the General Agreement.

Deviating from Section 1.5 of the General Agreement in its version as of 1 January 2013, in any case, the clauses in the Data Processing Agreement (Annex DPA) shall supersede other clauses at all times, unless explicitly stated otherwise.

3.	AMENDMENT OF MASTER SERVICE DESCRIPTION

Section 11 of the Master Service Description shall be amended and replaced in its entirety by the following provision:

"11.TECHNICAL AND ORGANIZATIONAL MEASURES (ART. 32 GDPR)

NETCARE is obliged to implement and maintain the technical and organisational measures within the meaning of Art. 32 GDPR as stipulated in the Data Processing Agreement (attachment 1 of the Data Processing Agreement) and, if applicable, as further defined in the Service Agreements."

4.	VALIDITY FOR AFFILIATES

FME enters into this Amendment No. 2 in its own name and for the benefit of its Affiliates (FME together with its Affiliates hereinafter referred to as "FME Group" and each of FME and its Affiliates separately referred to as a "Customer").

The General Agreement as amended by this Amendment No. 2 shall govern all future Services ordered by FME or any of FME's EMEALA's affiliates and rendered by NETCARE to FME or any of FME EMEALA's affiliates, even where no explicit reference is made thereto, unless the applicability of the General Agreement has been explicitly excluded.

Amendment No. 2 to the General Agreement 2013	Page 3 of 5

5.	FURTHER COMMITMENTS REGARDING GDPR-READINESS BY THE PARTIES

The Parties agree to adhere to the obligations and requirements agreed upon in the DPA which meet the requirements of the GDPR, including without limitation Art. 28 GDPR, and, if necessary, to update the technical and organizational measures as stipulated in the respective Attachment 1 to the DPA and the list of sub-processors as stipulated in the Attachment 2 to the DPA to the best of one's knowledge and belief. The Parties agree to work in good faith and to allocate resources to keep the DPA as well as the attachments up to date. The Parties mutually agree to initiate and maintain all measures necessary for the update process of the DPA and the Attachments 1 and 2 to the end that the Parties ensure the earliest expected time regarding the measures and working steps required.

These commitments also refer to any additional technical and organizational measures that may be included and to any additional sub-processors that are engaged in the rendering of specific Services under the respective Service Agreements, if necessary.

6.	GENERAL PROVISIONS

Apart from the provisions expressly changed by this Amendment No. 2, the General Agreement remains unchanged and in full force and effect.

If any provision of this Amendment No. 2 to the General Agreement is held to be invalid or unenforceable, the validity of the remaining provisions shall not be affected. The Parties shall replace the invalid or unenforceable provision by a valid and enforceable provision closest to the intention of the Parties when signing the Amendment No. 2 to the General Agreement.

[signature page follows]

Amendment No. 2 to the General Agreement 2013	Page 4 of 5

Bad Homburg,	02.07.2018	Bad Homburg,	18.06.2018

Fresenius Medical Care AG & Co. KGaA		Fresenius Netcare GmbH
represented by		represented by

/s/ Michael Brosnan		/s/ Klaus Kieren
[Name]	Michael Brosnan	Klaus Kieren
[Position]		Chairman

/s/ Olaf Schermeier		/s/ Jürgen Kunze
[Name]	Dr. Olaf Schermeier	Jürgen Kunze
[Position]		Vice Chairman & CFO

Amendment No. 2 to the General Agreement 2013	Page 5 of 5